SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at April 12, 2007

  GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: April 12, 2007

Print the name and title of the signing officer under his signature.
---------------------------------

MATERIAL CHANGE REPORT
UNDER SECTION 85 (1) OF THE B.C. SECURITIES ACT

(Previously Form 27)

ITEM 1 Reporting Issuer

Great Basin Gold Ltd.
1020 - 800 West Pender Street
Vancouver, BC
V6C 2V6

(the "Company")

ITEM 2 Date of Material Change

April 12, 2007

ITEM 3 Press Release

A press release was disseminated on April 12, 2007 through various approved media, and was filed through the SEDAR system on April 12, 2007.

ITEM 4 Summary of Material Change

Great Basin Gold Ltd. (TSX:GBG; AMEX:GBN; JSE:GBGOLD) announces that it has priced an offering of 50,000,000 equity units at a price of C$2.60 per unit resulting in gross proceeds of C$130,000,000. Each unit is comprised of one common share and one-half of one common share purchase warrant.

ITEM 5 Full Description of Material Change

See attached news release.

ITEM 6 Reliance on section 85 (2) of the Act

Not applicable

ITEM 7 Omitted Information

Not applicable

ITEM 8 Senior Officers

Senior officer of the reporting issuer who is knowledgeable about the material change:

Ferdi Dippenaar
Director, President & CEO
Telephone: 27-11-884-1610; Facsimile: 27-11-884-1826

ITEM 9 Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 12th day of April 2007

/s/ Ferdi Dippenaar

Ferdi Dippenaar
Director, President & CEO

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

-------------------------

Ste. 1020-800 West Pender Street Vancouver, BC V6C 2V6 Tel: 604-684-6365 Fax: 604-684-8092 Toll-Free: 1-800-667-2114 www.greatbasingold.com

  GREAT BASIN GOLD ANNOUNCES PRICING OF C$130 MILLION EQUITY OFFERING

April 12, 2007 - Vancouver, British Columbia - Great Basin Gold Ltd. ("Great Basin Gold" or the "Company") (TSX:GBG; AMEX:GBN; JSE:GBGOLD) announces that it has priced an offering of 50,000,000 equity units at a price of C$2.60 per unit resulting in gross proceeds of C$130,000,000. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each full warrant will entitle the holder to purchase a share of Great Basin at a price of C$3.50 until 24 months following closing. The Underwriters have an option, exercisable for a period of 30 days following the closing of this offering, to purchase an additional 7,500,000 units at the issue price, for additional gross proceeds of $19,500,000. A syndicate led by BMO Capital Markets and including Desjardins Securities Inc., Pacific International Securities Inc. and RBC Capital Markets acted as underwriters in connection with the offering.

The net proceeds from this offering will be used by the Company to pay the cash purchase price of Hecla Ventures, for exploration and development at the Hollister Property, and for working capital. The offering is expected to close April 19, 2007 and is subject to receipt of all final regulatory and stock exchange approvals.

A registration statement relating to the offer of the units has been filed with the U.S. Securities and Exchange Commission under the U.S.-Canada multi-jurisdictional disclosure system, but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the issuance of a receipt for the final short form prospectus from all applicable Canadian securities regulators and in the United States prior the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or province in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or province. Copies of the final prospectus, when receipted, may be obtained from BMO Capital Markets at 1 First Canadian Place, 4th Floor, Toronto, ON M5X 1H3 and copies of the registration statement may be obtained from BMO Capital Markets at 3 Times Square, 27th Floor, New York, NY 10036.

For additional details, please visit the Company's website at www.greatbasingold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Ferdi Dippenaar
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward-Looking Statements or Information:

Statements or information in this news release announcing the proposed offering and the anticipated use of proceeds are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information under Canadian securities laws. Forward-looking statements or information are statements or information that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements or information, including the need to negotiate an underwriting agreement with the managing underwriters and to satisfy the conditions set forth therein; the need to satisfy regulatory and legal requirements with respect to the proposed offering; risks related to the exploration and development of the Company's projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that the Company may change its plans with respect to one or more properties; and other risks and uncertainties described in the Company's annual report on Form 40-F and Reports on Form 6-K and F10 filed with or furnished to the U.S. Securities and Exchange Commission. Although we believe the expectations reflected in our forward-looking statements or information are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements. For further information about the Company see its public filings available for review and download at www.sec.gov and www.sedar.com.